  Exhibit 99.1

High Tide Welcomes Historic Executive Order on Cannabis Rescheduling and Medicare Reimbursements for CBD Products

The Company confirms it is assessing U.S. licensing pathways for its Canna Cabana retail brand

NuLeaf Naturals and FAB CBD evaluating Medicare-aligned product categories

CALGARY, AB, Dec. 18, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today welcomed the Executive Order issued by the White House advancing the rescheduling of cannabis as well as an announcement that the Centers for Medicare & Medicaid Services is expected to launch a pilot program allowing certain Medicare beneficiaries to receive CBD treatments at no cost.

"This Executive Order marks one of the most consequential steps forward in U.S. federal cannabis reform in more than 50 years. While rescheduling isn't full legalization, the President's announcement regarding Medicare reimbursements for CBD products represents a particularly important development, signaling growing bipartisan momentum toward more common-sense cannabis and CBD policy," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"High Tide has successfully scaled a differentiated retail model across multiple jurisdictions and remains well positioned for the opportunities ahead, particularly in the hemp-derived CBD category," continued Mr. Grover. "Our leading U.S. CBD brands, NuLeaf Naturals and FAB CBD, are developing Medicare-aligned product categories to support potential inclusion within Medicare Advantage supplemental benefits, building on our existing CGMP-certified operations and large direct-to-consumer customer base. In parallel, we are exploring potential structures that may allow us to expand Canna Cabana into the U.S. through licensing, while maintaining compliance with our NASDAQ and TSXV listings. With approximately four million U.S. customers already in our database, we see meaningful long-term potential across both federally compliant CBD wellness and regulated cannabis markets."

Given the imminent move toward cannabis rescheduling, the Company has begun evaluating the feasibility of expanding its flagship bricks-and-mortar retail brand, Canna Cabana, into the United States through a licensing model. In parallel, the Company's hemp-derived CBD brands, NuLeaf Naturals and FAB CBD, are well-positioned to benefit from rescheduling and the potential inclusion of CBD products within Medicare Advantage supplemental benefits. This positioning is supported by THC-free and broad-spectrum product formats that align with compliant Medicare benefit catalogs, CGMP-certified operations, and USDA organic product certifications. NuLeaf's breadth, scale, and premium positioning enable long-term category leadership through a dedicated, Medicare-ready offering, while FAB's purpose-driven, simplified dosing assortment is designed to support faster adoption across Medicare Advantage plans.  Both NuLeaf and FAB will begin evaluating Medicare-aligned product categories as a result of today's news.

In addition, the Company is pleased to announce that it has reengaged IR Agency (the "Agency") effective December 19, 2025, to provide investor relations services, supporting the Company's communications with existing and prospective shareholders, the investment community and stakeholders. Pursuant to the agreement, which begins December 19, 2025, for a term of up to one year, the Agency will undertake activities including communicating information about the Company to the financial community, creating Company profiles, media distribution, and building a digital community, all in compliance with applicable laws. In consideration for these services, the Agency will receive a fee of USD$140,000 per month for months that the Company decides to use the Agency, paid strictly on a fee-for-service basis, consistent with TSX Venture Exchange Policy 3.4 and in proportion to the Company's operational scope and financial resources. The Agency, located in Newark, New Jersey, with Rafael Pereira as the principal, is arm's-length to the Company and neither the Agency nor its principals hold an equity interest in the Company's securities, either directly or indirectly, or the right to acquire any equity interest.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 218 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. In 2025 The Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: whether the pilot program will proceed as announced, whether the Company could bring its Canna Cabana brand into the United States through licensing, while maintaining compliance with its NASDAQ and TSXV listings, whether Nuleaf Naturals and FAB CBD will benefit, whether the Company could replicate its success in the United States, and whether further reforms toward full legalization will happen. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 14:52e 18-DEC-25